ACCESS US OIL & GAS, INC.
                 (formerly Gumtree Acquisition Corporation)
                        665 Woodland Square Loop SE
                                Suite 201
                           Lacey, Washington 98503
                                ----------

                              November 14, 2012

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

                               Re: Access US Oil & Gas, Inc.
                                   (formerly Gumtree Acquisition Corporation)
                                   Registration Statement on Form 10
                                   File No. 000-54721

To the Securities and Exchange Commission:

     Access US Oil & Gas, Inc. (formerly Gumtree Acquisition Corporation) (the "Company") has filed with the Securities and Exchange Commission
(the "Commission") its registration statement on Form 10(the
"Registration Statement").  In regard to the Registration
Statement, the Company and its management acknowledge that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                           Sincerely,

                           Re: Access US Oil & Gas, Inc.
                               (formerly Gumtree Acquisition Corporation)



                           By: Michael Mattox
                               President